# GENERAL AFFIDAVIT

June 2, 2014

Delivered via Email to: Troy.Covey@motovox.com

Ms. Mara Ransom
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Attn: Ms. Ransom, Assistant Director

Re: Frozen Food Gift Group ("FROZ," "Company" or "Issuer")
Response to comment letter dated May 20, 2014
Form 8-K
Filed March 28, 2014
File No. 000-54597

Ms. Ransom:

It has been brought to my attention that The Commission is questioning the possible non-shell status of the Issuer, Frozen Food Gift Group. As former Chief Executive Officer of the Company, I hereby submit this affidavit to the attention of The Commission as to the activity of the Company during 2013 with the intent to provide clarity to support the position that the Company is not, nor has ever been a "shell" by definition.

Rule 144(i): Unavailability of Exemption to Shell Companies

For background to the non-shell status of the Company, the applicable provisions of the Revised Rule 144 state:

Rule 144(i)(1) defines a shell company as a company* that is now or at any time previously been an issuer that has:

1. No or nominal assets; and
2. Either:
    - No or nominal assets;
    - Assets consisting solely of cash and cash equivalents; or
    - Assets consisting of any amount of cash and cash equivalents and nominal other assets.

* This does not include a development stage company pursuing an actual business, a business combination related Shell Company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

Since Inception, the Company has had an operating business, and/or been a development stage company pursuing an actual business. The detailed facts below are intended to support this position.

**Details of Business Pursuit – Personal Time and Expense**

I have provided a listing below of the time I invested as the Company's CEO toward the pursuit of business operations for the Company during 2013, which I believe strongly demonstrates very strong support that the Company was actively, vigorously pursuing business operations each and every work day throughout the majority of the calendar year. Three operational paths were pursued: attempting to close an acquisition that would allow the Company to enter a new market, attempting to revive the Company's original ice cream shipping operation, and seeking and finalizing an agreement to assist a food product company in launching new products by which the Company would earn royalty payments.

Each date or time period listed below is supported by documentation such as credit card statements, bank statements, phone records and emails, and can be supplied at the request of the Commission.

**January 1 – February 21, 2013** – Spent time every work day in this time period on the prospective Mimco transaction. Numerous phone calls and emails with Company's Chairman and Mimco representatives in addition to significant analysis of Mimco's business operations and financial statements.

**February 22 through July 26, 2013** – The Mimco project was the focus of most work days in this time period totaling well over 600 hours of time invested including significant amounts of emails and phone calls with Mimco staff relating to the attempted audit of Mimco in addition to significant analysis and research of Mimco and its operations, and numerous phone calls and emails with the Company's auditor and attorney on Mimco matters.

**May 6 – September 23, 2013** – Engaged in discussions with an ice cream shipping company, Ecreamery.net, about developing a relationship with FROZ's ice cream shipping brand, SendaScoop.

**June 4-6, 2013** – Traveled to Mimco offices in Miami, Florida, for meetings with staff, contractors, customers and prospective customers.

**June 6, 2013** – Traveled to Washington, DC, to interview a candidate to join Mimco as its Director of Sales.

**July 27 – September 18, 2013** – Had weekly conversations with Company's Chairman and securities counsel regarding Mimco.

**September – October, 2013** – Worked on a partnership with Global Specialty Products, Inc., of Orange, California, regarding a royalty agreement with Global including numerous emails and phone calls with Company's Chairman and Global's President, along with business and financial analysis of the prospective arrangement.

Based upon the foregoing statements, it is my opinion that the requirements of Rule 144(i) are satisfied, and that the Company at all times has remained of non-shell status. If requested by the Commission, I will be happy to submit further documentation to support the activities and statements above.

I hereby attest that the above is true and correct to the best of my records and recollection.

Sincerely,

Jonathan F. Irwin
Former Chief Executive Officer
Frozen Food Gift Group, Inc.

As a resident in the county of San Diego within the state of California, Jonathan F Irwin personally approached me, the undersigned Notary, and made his/her sworn testimony in a general affidavit, that the following statement is completely factual and true to the best of his/her belief and knowledge.

**Affiant Signature:**

**Date Signed:** The 2nd of June 2014

**Sworn and subscribed to before me on this day,** The 2nd of June 2014

**Notary Public**

OFFICIAL SEAL
LORETTA AGNES HERNANDEZ
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 2063065
SAN DIEGO COUNTY
MY COMM. EXP. MAR. 31, 2018